UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 10, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2015 Fourth Quarter and Annual Results

Fourth Quarter Net earnings of $17.5 million ($0.29 diluted earnings per share) and Adjusted EBITDA of $24.6 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA – March 10, 2016 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for the fourth quarter and year ended December 31, 2015. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information you may refer to the Company’s management’s discussion and analysis and audited consolidated financial statements and notes thereto as of December 31, 2015 and 2014 and for the three-year period ended December 31, 2015.

Fourth Quarter 2015 Highlights (as compared to fourth quarter 2014):

•	Revenue decreased 2.5% to $195.7 million primarily due to lost sales resulting from the South Carolina Flood(1).

•	Gross margin increased to 23.4% from 18.0% primarily due to an increase in the spread between selling prices and raw material costs, and a significant improvement in manufacturing performance.

•	Significant improvement in duct tape production efficiency and the commercialization of certain masking tapes at the new Blythewood, South Carolina facility. The related operating inefficiencies net of cost savings were less than $0.1 million in the fourth quarter of 2015 as compared to $1.3 million and $0.6 million in the second and third quarters of 2015, respectively.

•	The Company acquired TaraTape for $11.0 million on November 2, 2015, which is expected to generate approximately $20 million of revenue and approximately 10% EBITDA margin in 2016 with an additional $2 to $4 million of synergies expected by the end of 2017.

•	The South Carolina Flood had a negative impact of approximately $9 million of lost sales, approximately $3 million of lost gross profit and adjusted EBITDA* as well as $1.5 million of manufacturing facility closure, restructuring and other related charges.

•	Net earnings increased $11.4 million to $17.5 million primarily due to an increase in gross profit and a decrease in income tax expense, partially offset by an increase in variable compensation expense, and the impact of the South Carolina Flood.

•	Adjusted EBITDA* increased 19.1% to $24.6 million primarily due to an increase in gross profit partially offset by an increase in variable compensation expense.

•	Cash flows from operating activities increased to $41.9 million from $33.8 million.

•	Free cash flows* increased to $33.3 million from $26.8 million.

Fiscal Year 2015 Highlights (as compared to fiscal year 2014):

•	Revenue decreased 3.8% to $781.9 million primarily due to a decrease in average selling price, including the impact of unfavourable product mix.

•	Gross margin increased to 21.5% from 20.1% primarily due to an increase in the spread between selling prices and raw material costs.

•	Net earnings increased $20.8 million to $56.7 million with the largest reason being a significant reduction in the effective tax rate due mainly to a favourable change in the mix of earnings between jurisdictions and the recognition of previously derecognized Canadian deferred tax assets.

•	Adjusted EBITDA* decreased 1.8% to $102.0 million primarily due to the unfavourable impact of foreign exchange, an increase in selling, general and administrative expenses related to business acquisitions and an increase in employee related costs, and an increase in research expenses mainly related to the South Carolina Project(2), partially offset by a decrease in variable compensation expense.

•	Cash flows from operating activities increased to $102.3 million from $86.9 million and free cash flows* increased to $68.0 million from $46.3 million.

•	Total dividends paid increased 23% to approximately $30 million or $0.50 per share.

•	In 2015, the Company repurchased approximately 2.5 million common shares under its normal course issuer bid for a total purchase price of $30.0 million.

*	Non-GAAP financial measure. For definitions and a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.
(1)	The “South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down.
(2)	The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan.

Other Announcements:

•	On November 30, 2015, the Company announced the appointment of Mary Pat Salomone as a new member of the Board of Directors.

•	On December 14, 2015, the Company announced that it had entered into a shareholder rights plan agreement with CST Trust Company, as rights agent.

•	On February 16, 2016, the Company announced that it will invest in the construction of a greenfield manufacturing facility in the Southeastern US, which is now officially in Cabarrus County, North Carolina, with a goal to increase its manufacturing capacity of water-activated tapes.

•	On March 9, 2016, the Board of Directors declared a dividend of $0.13 per common share payable on March 31, 2016 to shareholders of record at the close of business on March 21, 2016. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

“We are pleased with our fourth quarter adjusted EBITDA of $24.6 million, which included an estimated $3 million negative impact from the Columbia, South Carolina facility closure due to flooding,” indicated Greg Yull, President and CEO.

“While the external attention was mostly focused on the transition to the new Blythewood, South Carolina facility last year, we have achieved operational milestones at the end of

2015 and into 2016. We are now operating close to targeted performance levels in duct tape production and we have successfully commercialized certain masking tape products in Blythewood. We continue to work towards the complete transfer of all masking tape production to Blythewood as well as working through the manufacturing inefficiencies in this ramp-up period. As a result, we are optimistic on successfully completing this large scale project in 2016 and recently announced a new greenfield investment project to expand the capacity of water-activated tapes. Capital expenditures for this new investment project are currently estimated to total approximately $44 to $49 million. Over the next few years, we believe there will be significant opportunities to invest in our operations to improve productivity, increase capacity and manufacture new products.

“In 2015, we affirmed our commitment to create value for our shareholders through our mergers and acquisition program. We invested $27 million and completed two acquisitions, Better Packages and TaraTape, representing expected combined annualized revenues of approximately $38 million. We are pleased with the integration process of these acquisitions and expect synergies to have a full impact by the end of 2017. Going forward, we intend to continue our pursuit of other strategic opportunities.

“Despite worldwide economic uncertainty, we open 2016 with confidence in our capacity to execute our business plan. As a result, our adjusted EBITDA outlook for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood,” concluded Mr. Yull.

Outlook

•	The Company expects gross margin for 2016 to be between 22% and 24% and to reach the upper end of this range by the fourth quarter.

•	Adjusted EBITDA* for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood. While South Carolina Flood costs and lost sales are expected to be substantially offset by insurance proceeds, the timing of the recovery of the insurance proceeds is uncertain.

•	Manufacturing cost reductions for 2016 are expected to be between $8 and $11 million, excluding any cost savings related to the South Carolina Project.

•	Total capital expenditures for 2016 are expected to be between $55 and $65 million.

•	The Company still expects a 25% to 30% effective tax rate for 2016. Cash taxes paid in 2016 are expected to be approximately half of the income tax expense in 2016.

•	Revenue in the first quarter of 2016 is expected to be similar to the first quarter of 2015.

•	Gross margin in the first quarter of 2016 is expected to be greater than the first quarter of 2015.

•	Adjusted EBITDA* in the first quarter of 2016 is expected to be greater than the first quarter of 2015.

Conference Call

A conference call to discuss the Company’s 2015 fourth quarter and annual results will be held Thursday, March 10, 2016, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/investor-relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 23477118. The recording will be available from March 10, 2016 at 1:00 P.M. until April 10, 2016 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

For information about the Company, visit www.itape.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the South Carolina Project, including the expected timeline, the timing of transferring production of masking tape, and the timing for reducing and resolving ramp-up inefficiencies; the expected 2016 manufacturing cost reductions apart from the South Carolina Project; the new greenfield investment project to expand the capacity of water-activated tapes and the related capital expenditures for this new investment project; the opportunities to invest in our operations to improve productivity, increase capacity and manufacture new products; the expected synergies and annualized revenues from the Company’s recently completed acquisitions; the pursuit of future strategic opportunities; the Company’s capacity to execute its business plan; the Company’s first quarter and full year 2016 outlook, including Adjusted EBITDA, gross margin, manufacturing cost reductions, capital expenditures, effective tax rate and income tax expenses and revenue; the coverage under the Company’s insurance policies of its losses due to the South Carolina Flood; and the Company’s dividends, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

(In thousands of US dollars, except per share amounts)

	Three months ended December 31 (unaudited)		Year ended December 31
	2015	2014	2015	2014
	$	$	$	$
Revenue	195,677	200,750	781,907	812,732
Cost of sales	149,885	164,527	613,895	649,099

Gross profit	45,792	36,223	168,012	163,633

Selling, general and administrative expenses	25,765	23,261	84,072	85,955
Research expenses	2,753	2,354	9,459	7,873

	28,518	25,615	93,531	93,828

Operating profit before manufacturing facility closures, restructuring and other related charges	17,274	10,608	74,481	69,805

Manufacturing facility closures, restructuring and other related charges	2,683	963	3,666	4,927

Operating profit	14,591	9,645	70,815	64,878

Finance costs
Interest	1,036	2,069	3,553	4,631
Other (income) expense, net	504	380	(393)	1,528

	1,540	2,449	3,160	6,159

Earnings before income tax expense (benefit)	13,051	7,196	67,655	58,719
Income tax expense (benefit)
Current	2,592	(768)	8,185	3,665
Deferred	(7,033)	1,907	2,798	19,238

	(4,441)	1,139	10,983	22,903

Net earnings	17,492	6,057	56,672	35,816

Earnings per share
Basic	0.30	0.10	0.95	0.59
Diluted	0.29	0.10	0.93	0.58

Intertape Polymer Group Inc.

Consolidated Cash Flows

(In thousands of US dollars)

	Three months ended December 31 (unaudited)		Year ended December 31
	2015	2014	2015	2014
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	17,492	6,057	56,672	35,816
Adjustments to net earnings
Depreciation and amortization	10,594	6,677	30,880	26,169
Income tax expense (benefit)	(4,441)	1,139	10,983	22,903
Interest expense	1,036	2,069	3,553	4,631
Non-cash charges in connection with manufacturing facility closures restructuring and other related charges	4,835	102	4,620	284
Stock-based compensation expense	2,348	2,991	3,249	6,185
Pension and other post-retirement benefits expense	629	994	2,654	4,495
(Gain) loss on foreign exchange	286	206	(1,308)	548
Impairment (reversals of impairment) of assets	(5,796)	139	(5,796)	139
Other adjustments for non cash items	192	133	(488)	85
Income taxes paid, net	(191)	(1,403)	(5,209)	(4,329)
Contributions to defined benefit plans	(405)	(360)	(1,877)	(2,196)

Cash flows from operating activities before changes in working capital items	26,579	18,744	97,933	94,730

Changes in working capital items
Trade receivables	12,164	11,527	4,605	(4,258)
Inventories	(3,213)	11,123	(5,345)	(4,686)
Parts and supplies	(545)	(348)	(1,747)	(490)
Other current assets	(521)	(641)	5,700	(919)
Accounts payable and accrued liabilities	8,473	(6,841)	3,090	1,746
Provisions	(1,082)	227	(1,968)	787

	15,276	15,047	4,335	(7,820)

Cash flows from operating activities	41,855	33,791	102,268	86,910

INVESTING ACTIVITIES
Acquisition of a subsidiary, net of cash acquired	(11,149)	—	(26,383)	—
Purchases of property, plant and equipment	(8,514)	(6,968)	(34,301)	(40,616)
Proceeds (refunds) from disposals (returns) of property, plant and equipment	(16)	2,302	1,355	4,178
Other assets	16	—	273	296
Purchases of intangible assets	(41)	(73)	(174)	(672)

Cash flows from investing activities	(19,704)	(4,739)	(59,230)	(36,814)

FINANCING ACTIVITIES
Proceeds from long-term debt	29,833	172,947	191,279	294,022
Repayment of long-term debt	(34,785)	(190,266)	(160,473)	(300,643)
Other financing activities	1	(2,113)	(150)	(2,113)
Interest paid	(1,158)	(884)	(3,740)	(3,755)
Proceeds from exercise of stock options	306	149	1,559	843
Repurchases of common shares	(5,337)	(143)	(30,018)	(7,826)
Dividends paid	(7,502)	(7,251)	(29,695)	(24,249)

Cash flows from financing activities	(18,642)	(27,561)	(31,238)	(43,721)

Net increase in cash	3,509	1,491	11,800	6,375
Effect of foreign exchange differences on cash	23	(228)	(2,527)	(533)
Cash, beginning of period	14,083	7,079	8,342	2,500

Cash, end of period	17,615	8,342	17,615	8,342

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2015	December 31, 2014
	$	$
ASSETS
Current assets
Cash	17,615	8,342
Trade receivables	78,517	81,239
Inventories	100,551	96,782
Parts and supplies	15,265	13,788
Other current assets	8,699	13,562

	220,647	213,713
Property, plant and equipment	198,085	188,146
Goodwill	7,476	—
Intangible assets	12,568	1,581
Deferred tax assets	45,308	60,078
Other assets	3,178	3,158

Total assets	487,262	466,676

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	82,226	77,049
Provisions	2,209	2,770
Installments on long-term debt	5,702	5,669

	90,137	85,488
Long-term debt	147,134	117,590
Pension and other post-retirement benefits	29,292	31,713
Other liabilities	1,029	845
Provisions	2,942	3,540

	270,534	239,176

SHAREHOLDERS’ EQUITY
Capital stock	347,325	357,840
Contributed surplus	23,298	24,493
Deficit	(133,216)	(146,720)
Accumulated other comprehensive loss	(20,679)	(8,113)

	216,728	227,500

Total liabilities and shareholders’ equity	487,262	466,676

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share, leverage ratio, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because it believes that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Net earnings	17.5	6.1	56.7	35.8	67.4
Interest and other finance costs	1.5	2.4	3.2	6.2	6.6
Income tax expense (benefit)	(4.4)	1.1	11.0	22.9	(35.8)
Depreciation and amortization	10.6	6.7	30.9	26.2	27.7

EBITDA	25.2	16.3	101.7	91.1	65.9
Manufacturing facility closures, restructuring and other related charges	2.7	1.0	3.7	4.9	30.7
Stock-based compensation expense	2.3	3.0	3.2	6.2	4.9
(Reversal of impairment) impairment of long-lived assets and other assets	(5.8)	0.1	(5.8)	0.1	0.2
(Gain) loss on disposal of plant, property and equipment	0.2	(0.0)	(0.8)	(0.1)	0.1
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Other Item: Brantford Pension Charge (1)	—	0.3	—	1.6	—

Adjusted EBITDA	24.6	20.6	102.0	103.9	103.1

(1)	The “Brantford Pension Charge” refers to a charge recorded in the third and fourth quarters of 2014 related to the settlement of the former Brantford, Ontario manufacturing facility pension plan.

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Cash flows from operating activities	41.9	33.8	102.3	86.9	82.2
Less purchases of property, plant and equipment	(8.5)	(7.0)	(34.3)	(40.6)	(46.8)

Free cash flows	33.3	26.8	68.0	46.3	35.3